UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 2

Under the Securities Exchange Act of 1934

ANFI, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

027717107

(CUSIP Number)

Alan L. Stinson
Executive Vice President and Chief Financial Officer
Fidelity National Financial, Inc.
17911 Von Karman Avenue, Suite 300
Irvine, California 92614
(949) 622-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
C. Craig Carlson, Esq.
Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite, 1600
Newport Beach, CA 92660
Telephone: (949) 725-4000

January 9, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

SCHEDULE 13D/A

CUSIP No. 027717107	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fidelity National Financial, Inc. 86-0498599; Security Union Title Insurance Company 95-2216067; and Fidelity National Title Company of New York 13-1286310.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

N/A

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,653,173

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		3,469,810(1)

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		2,653,173(1)

WITH
	10	SHARED DISPOSITIVE POWER

0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Fidelity National Financial — 2,554,973 shares; (1) Security Union Title Insurance Company — 52,800 shares (1); and Fidelity National Title Company of New York — 45,400 shares (1).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 27.8% (2)

14		TYPE OF REPORTING PERSON (See Instructions)

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	3,469,810 shares of ANFI common stock are subject to the Voting Agreement (as discussed in Items 3, 4 and 5 below). Such share amount includes shares subject to stock options that are exercisable on January 9, 2003, or become exercisable within 60 days of January 9, 2003. The Reporting Persons expressly disclaim beneficial ownership of any shares of ANFI common stock covered by the Voting Agreement. Based on 9,549,919 shares of ANFI Common Stock outstanding as of December 31, 2002 (as represented by ANFI in the Merger Agreement discussed in Items 3, 4 and 5) the number of shares of ANFI Common Stock covered by the Voting Agreement represents approximately 36.3% of the outstanding ANFI Common Stock.

(2)	Based on 9,549,919 shares outstanding as of December 31, 2002, as represented by ANFI in the Merger Agreement discussed in Items 3, 4 and 5).

     Fidelity National Financial, Inc., a Delaware corporation (“Fidelity”), Security Union Title Insurance Company, a California corporation and a wholly-owned subsidiary of Fidelity (“Security Union”), and Fidelity National Title Company of New York, a New York corporation and a wholly-owned subsidiary of Fidelity (“Fidelity Title”), pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, hereby file this Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 6, 2002 (the “Schedule 13D”) and the Amendment No. 1 to Schedule 13D filed with the SEC on January 8, 2003 (the “Amendment No. 1”) by Fidelity, Security Union and Fidelity Title, with respect to the shares of Common Stock, no par value (the “ANFI Common Stock”) of ANFI, Inc., a California corporation (“ANFI” or the “Company”). Fidelity, Security Union and Fidelity Title are collectively referred to herein as the “Reporting Persons.”

     The Schedule 13D and the Amendment No. 1 are each hereby amended as follows.

Item 3. Source and Amount of Funds or Other Consideration.

     On January 9, 2003, Fidelity entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among ANFI Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Fidelity (“Merger Sub”), and ANFI. Pursuant to the Merger Agreement, subject to certain conditions, ANFI will be merged with and into Merger Sub with Merger Sub emerging as the surviving corporation and a wholly-owned subsidiary of Fidelity (the “Merger”). As a result of the Merger, each issued and outstanding share of ANFI Common Stock (other than ANFI treasury stock or shares of ANFI Common Stock owned by Fidelity or any of its subsidiaries) will be automatically converted into the right to receive 0.4540 shares (the “Exchange Ratio”) of common stock, par value $0.0001 per share, of Fidelity (“Fidelity Common Stock”). In addition, when the Merger is completed, each unexercised stock option to buy ANFI Common Stock outstanding under ANFI’s stock option plans and each warrant to purchase ANFI Common Stock will become an option or warrant to purchase Fidelity Common Stock. The number of shares of Fidelity Common Stock subject to each new option or warrant, as well as the exercise price of each new option or warrant, will be adjusted to reflect the Exchange Ratio and the applicable terms of the Merger. The consummation of the Merger is subject to regulatory approvals, the approval of the shareholders of ANFI and other customary closing conditions. There can be no guarantee that the Merger or the other transactions contemplated by the Merger Agreement will close by any particular date, if at all.

     As a condition and inducement to the execution of the Merger Agreement, Fidelity entered into a Voting Agreement, dated as of January 9, 2003 (the “Voting Agreement”), with each of the shareholders of ANFI listed on Appendix A (the “ANFI Holders”). Pursuant to the Voting Agreement, each of the ANFI Holders has agreed to vote its shares of ANFI Common Stock (plus any additional shares of capital stock or other voting securities of ANFI or any of its subsidiaries, beneficial ownership of which is directly or indirectly acquired after the date thereof, including, without limitation, shares received pursuant to any stock splits, stock dividends or distributions, shares acquired by purchase or upon the exercise, conversion or exchange of any option, warrant or convertible security or otherwise, and shares or any voting securities of ANFI or any of its subsidiaries received pursuant to any change in the capital stock of ANFI or such subsidiary by reason of any recapitalization, merger, reorganization, consolidation, combination, exchange of shares or the like) beneficially owned by such ANFI Holder (the “ANFI Holder Shares”) at every ANFI shareholders meeting and every written consent in lieu of such a meeting (i) in favor of the Merger, the Merger Agreement and any actions required in furtherance of the Merger as set forth in the Merger Agreement; (ii) against any action that is reasonably likely to result in breach in any material respect of any covenant, representation or warranty, or any other obligation of ANFI or the ANFI Holder pursuant to the Voting Agreement; and (iii) against any competing Acquisition Proposal (as defined in the Merger Agreement).

     Under the Voting Agreement, each ANFI Holder also agreed to revoke any and all previous proxies with respect to its ANFI Holder Shares, to the extent such proxies are inconsistent with the terms of the Voting Agreement. Pursuant to the Voting Agreement, the ANFI Holders granted to certain officers of Fidelity an irrevocable proxy to vote or act by written consent with respect to the ANFI Holder Shares in accordance with the foregoing in respect of any matter specified in (i), (ii) and (iii) above.

     Under the Voting Agreement, each ANFI Holder agreed, until the earlier of the effective time of the Merger or the Expiration Date not to (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of such ANFI Holder Shares or any interest therein, except, if such ANFI Holder is an individual, such ANFI Holder may transfer ANFI Holder Shares by gift, will, or intestate succession to such ANFI Holder’s immediate family or to a trust the beneficiaries of which are exclusively such ANFI Holder or member of such ANFI Holder’s immediate family so long as the transferee agrees in writing to be bound by the terms of the Voting Agreement; (ii) grant any proxies or powers of attorney, deposit any ANFI Holder Shares into a voting trust or enter into a voting agreement with respect to any ANFI Holder Shares, or any interest in any of the ANFI Holder Shares, except specifically permitted by the Voting Agreement; or (iii) take any action that would make any representation or warranty of such ANFI Holder contained in the Voting Agreement materially incorrect or have the effect of preventing or disabling such ANFI Holder from performing its obligations under the Voting Agreement.

     Under the Voting Agreement, each ANFI Holder further agreed, until the earlier of the effective time of the Merger or the Expiration Date, that such ANFI Holder shall (i) immediately cease any existing discussions or negotiations, if any, with any Persons (as defined in the Merger Agreement) with respect to any Acquisition Proposal; (ii) not, directly or indirectly, initiate, solicit or knowingly encourage (including, without limitation, by way of furnishing any information or assistance), or take any other action to knowingly facilitate, any Acquisition Proposal; and (iii) promptly notify Fidelity of any written Acquisition Proposal received by such ANFI Holder. In addition, each ANFI Holder agreed to give prompt written notice to Fidelity of any development occurring after the date of the Voting Agreement that causes, or reasonably could be expected to cause, a breach by such ANFI Holder of any of the representations and warranties contained in the Voting Agreement.

     The Voting Agreement and the irrevocable proxy granted therein shall terminate upon the earlier to occur of (the “Expiration Date”): (i) the date on which the Merger Agreement is terminated; and (ii) the effective time of the Merger.

     Fidelity did not pay additional consideration to any ANFI Holder in connection with the execution and delivery of the Voting Agreement. Fidelity may be deemed to have obtained beneficial ownership of ANFI Common Stock pursuant to the Voting Agreement.

     On January 14, 2003, Fidelity entered into a written waiver (the “Waiver”) with the ANFI Holders, whereby Fidelity waived any rights it may have to enforce the transfer prohibition as it relates to the exercise of ANFI stock options held by an ANFI Holder and any subsequent sale of any shares of ANFI Common Stock received upon such exercise.

     References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements attached as Exhibits 99.7 and 99.8 to this Amendment No. 2, which are incorporated herein in their entirety where such references and descriptions appear.

Item 4. Purpose of Transaction.

     The information set forth or incorporated by reference in Item 3 is incorporated herein by reference.

     References to, and descriptions of, the Merger Agreement as set forth above in this Item 4 are qualified in their entirety by references to the copy of the Merger Agreement attached as Exhibit 99.7 to this Amendment No. 2, which is incorporated in this Item 4 in its entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer.

     (a)-(b)

          (i) The information set forth or incorporated by reference in Items 3 and 4 is incorporated herein by reference.

          (ii) Fidelity has the sole power to vote, direct the voting of, and dispose of or direct the disposition of the 2,653,173 shares of ANFI Common Stock beneficially owned by the Reporting Persons. These shares constitute approximately 27.8% of the outstanding shares of ANFI Common Stock (based on 9,549,919 shares of ANFI Common Stock outstanding as of December 31, 2002, as represented by ANFI in the Merger Agreement).

          (iii) As a result of the Voting Agreement, Fidelity may be deemed to be the beneficial owner of 3,469,810 shares of ANFI Common Stock which constitutes approximately 36.3% of the issued and outstanding shares of ANFI Common Stock based on 9,549,919 shares of ANFI Common Stock outstanding as of December 31, 2002 (as represented by ANFI in the Merger Agreement). Fidelity may be deemed to have the shared power to vote (or to direct the vote of) the ANFI Holder Shares with respect to those matters described in Item 3. However, Fidelity (A) is not entitled to any rights as a shareholder of ANFI as to the ANFI Holder Shares and (B) disclaims any beneficial ownership of the shares of ANFI Common Stock which are covered by the Voting Agreement.

          (iv) Except as described above or on Schedule I, Schedule II or Schedule III of the Schedule 13D, incorporated herein by reference, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons referred to in Schedule I, Schedule II or Schedule III of the Schedule 13D, beneficially own any shares of ANFI Common Stock.

     (c)  Except as described in Item 3, to the knowledge of the Reporting Persons, no transactions in ANFI Common Stock have been effected during the past sixty (60) days by the Reporting Persons.

     (d)  Not applicable.

     (e)  Not applicable.

     References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement listed as Exhibits 99.7 and 99.8 to this Amendment No. 2, which are incorporated in this Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information set forth or incorporated by reference in Item 6 of the Schedule 13D is incorporated herein by reference.

     The information set forth or incorporated by reference in Items 3, 4 and 5 is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Issuing Agency Agreement, dated July 1, 1997 between Fidelity National Title Insurance Company and American Title Company (incorporated by reference to the Registration Statement on Form S-1 filed by American National Financial, Inc. on August 27, 1998, Registration No. 333-62353).

99.2	Issuing Agency Agreement, dated August 25, 1997 between Fidelity National Title Insurance Company and Santa Barbara Title Company (incorporated by reference to the Registration Statement on Form S-1 filed by American National Financial, Inc. on August 27, 1998, Registration No. 333-62353).

99.3	Standard Sublease, dated January 28, 1998 between American Title Company and Fidelity National Financial, Inc. (incorporated by reference to the Registration Statement on Form S-1 filed by American National Financial, Inc. on August 27, 1998, Registration No. 333-62353).

99.4	Title Plant Lease Agreement, dated July 1, 1997 between Fidelity National Title Insurance Company and American Title Company (incorporated by reference to the Registration Statement on Form S-1 filed by American National Financial, Inc. on August 27, 1998, Registration No. 333-62353).

99.5	Asset Purchase Agreement, dated July 25, 2000 by and among American National Financial, Inc. and Chicago Title Insurance Company (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, filed by American National Financial, Inc., file no. 000-24961).

99.6	Stock Purchase Agreement, dated March 16, 1998 by and among Fidelity National Title Insurance Company of New York, National Title Insurance of New York, Inc. and American Title Company (incorporated by reference to the Registration Statement on Form S-1 filed by American National Financial, Inc. on August 27, 1998, Registration No. 333-62353).

99.7	Agreement and Plan of Merger, dated as of January 9, 2003, by and among Fidelity National, Financial, Inc., ANFI, Inc. and ANFI Merger Sub, Inc. (incorporated by reference to the Current Report on Form 8-K filed by ANFI, Inc. on January 16, 2003, file no. 000-24961).

99.8	Voting Agreement, dated as of January 9, 2003, by and among Fidelity National Financial, Inc. and the holders party thereto.

99.9	Waiver, dated as of January 14, 2003, by and among Fidelity National Financial, Inc. and certain shareholders of ANFI, Inc.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 17, 2003	FIDELITY NATIONAL FINANCIAL, INC.

	By:	/s/ Alan L. Stinson

Alan L. Stinson, Executive Vice President and Chief Financial Officer

SECURITY UNION TITLE INSURANCE COMPANY

	By:	/s/ Alan L. Stinson

Alan L. Stinson, Executive Vice President and Chief Financial Officer

FIDELITY NATIONAL TITLE COMPANY OF NEW YORK

	By:	/s/ Alan L. Stinson

Alan L. Stinson, Executive Vice President and Chief Financial Officer

APPENDIX A

ANFI HOLDERS

     The following table sets forth the name and present principal occupation or employment of each ANFI, Inc. shareholder that entered into the Voting Agreement with Fidelity National Financial, Inc. If no address is given, the director’s or executive officer’s business address is that of ANFI, Inc., 1111 E. Katella Avenue, Suite 220, Orange, California 92867. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to ANFI, Inc.

Name and Business Address:	Title:	Shares Beneficially Owned:

Michael C. Lowther	Chairman of the Board and	1,532,037
	Chief Executive Officer

Wayne D. Diaz	President	1,515,465

Carl A. Strunk	Executive Vice President and	212,948
	Chief Financial Officer

Barbara A. Ferguson	Executive Vice President	209,360

EXHIBIT INDEX

Exhibit Number	Description

99.1	Issuing Agency Agreement, dated July 1, 1997 between Fidelity National Title Insurance Company and American Title Company (incorporated by reference to the Registration Statement on Form S-1 filed by American National Financial, Inc. on August 27, 1998, Registration No. 333-62353).

99.2	Issuing Agency Agreement, dated August 25, 1997 between Fidelity National Title Insurance Company and Santa Barbara Title Company (incorporated by reference to the Registration Statement on Form S-1 filed by American National Financial, Inc. on August 27, 1998, Registration No. 333-62353).

99.3	Standard Sublease, dated January 28, 1998 between American Title Company and Fidelity National Financial, Inc. (incorporated by reference to the Registration Statement on Form S-1 filed by American National Financial, Inc. on August 27, 1998, Registration No. 333-62353).

99.4	Title Plant Lease Agreement, dated July 1, 1997 between Fidelity National Title Insurance Company and American Title Company (incorporated by reference to the Registration Statement on Form S-1 filed by American National Financial, Inc. on August 27, 1998, Registration No. 333-62353).

99.5	Asset Purchase Agreement, dated July 25, 2000 by and among American National Financial, Inc. and Chicago Title Insurance Company (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, filed by American National Financial, Inc., file no. 000-24961).

99.6	Stock Purchase Agreement, dated March 16, 1998 by and among Fidelity National Title Insurance Company of New York, National Title Insurance of New York, Inc. and American Title Company (incorporated by reference to the Registration Statement on Form S-1 filed by American National Financial, Inc. on August 27, 1998, Registration No. 333-62353).

99.7	Agreement and Plan of Merger, dated as of January 9, 2003, by and among Fidelity National, Financial, Inc., ANFI, Inc. and ANFI Merger Sub, Inc. (incorporated by reference to the Current Report on Form 8-K filed by ANFI, Inc. on January 16, 2003, file no. 000-24961).

99.8	Voting Agreement, dated as of January 9, 2003, by and among Fidelity National Financial, Inc. and the holders party thereto.

99.9	Waiver, dated as of January 14, 2003, by and among Fidelity National Financial, Inc. and certain shareholders of ANFI, Inc.